**White Knight Resources Ltd.**
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

**Consolidated Odyssey Exploration Inc.**
Suite 303, 595 Howe Street
Vancouver, BC V6C 2T5
Tel: (604) 718-2800 Fax: (604) 718-2808
Website: www.odysseyexplorations.com
E-Mail: info@odysseyexplorations.com

# NEWS RELEASE

## Agreements executed on New Pass and Squaw Creek Projects, Nevada

**Vancouver, British Columbia**
**September 30, 2004**

White Knight Resources Ltd. (TSX-WKR) and Consolidated Odyssey Exploration Inc. (TSX-ODE) announce that they have executed two separate agreements whereby ODE may earn a 50% interest in both WKR's 100% owned New Pass and Squaw Creek gold properties located in north-central Nevada. The terms of each agreement provide for exploration expenditures of US$2,000,000, share issuances of 500,000 shares and cash payments of US$500,000 over a four-year period. Upon vesting a 50% interest in a property, ODE may elect to earn an additional 10% interest by financing the completion of a feasibility study. WKR and ODE have agreed to jointly pay a finders fee of $20,000 in cash or shares on each property.

*New Pass Property*

The New Pass property is located in Churchill County, 27 miles west of Austin, Nevada. Gold mineralization on the property is hosted in medium to thin bedded silty and carbonaceous limestones of the Triassic Lower Augusta Mountain Formation. A previous owner of the property, Westmont Gold Inc., calculated a gold resource of 3,371,000 tons at an average grade of 0.042 oz/ton gold using a 0.02 oz/ton cutoff (142,000 ounces of gold). This resource has not been audited to NP43-101 standards. The known gold resource is confined to an auriferous jasperoid that outcrops at surface and dips below cover at about 45° to the west. The higher-grade portion of the jasperoid is at least 2,900 feet long and averages 100 feet in width. Sampling indicates that significant gold mineralization occurs in decalcified silty limestone outboard of the jasperoid but previous work did not focus on this style of mineralization. Management believes that the potential for large additions to the gold resource lie within these decalcified zones. Some of the best drill intercepts from previous work are as follows:

| Drill Hole | Interval in Feet | Au Content (oz/ton) | Au Content (ft-oz) |
|---|---|---|---|
| NP 22 | 15 | 0.371 | 5.6 |
| NP 26 | 25 | 0.259 | 6.5 |
| NP 28 | 75 | 0.203 | 15.2 |
| NP 45 | 35 | 0.138 | 4.8 |
| NP 50 | 45 | 0.232 | 10.4 |
| NP 54 | 30 | 0.231 | 6.9 |
| NP 88-8 | 30 | 0.162 | 4.9 |
| NP 88-24 | 30 | 0.208 | 6.2 |
| NP 92-1 | 90 | 0.210 | 18.9 |

*Squaw Creek Property*

The Squaw Creek property is located 42 miles due north of Battle Mountain, Nevada and lies between the Midas and Ivanhoe mining districts on the northern portion of the Carlin Trend, six miles north of the Dee Mine in the Lower Plate Bootstrap Window. Strongly anomalous gold mineralization has been consistently intersected in drill holes over an area 3 miles long by 1 mile wide. The gold occurs within silicified and brecciated zones often more than 100 feet thick in Paleozoic sedimentary rocks of the Upper Plate and in overlying Miocene age volcanics. Thick zones of Carlin-style gold mineralization are also hosted within silty dolomitic sediments which may be part of the Rodeo Creek Formation indicating the presence of nearby auriferous Lower Plate host rocks. Significant drill intercepts from previous drilling by WKR include:

| Drillhole | Length (feet) | Gold (oz/ton) |
|---|---|---|
| SC 99-7 | 5 | 0.120 |
| SC 99-10 | 135 | 0.024 |
| SC 99-11 | 90 | 0.021 |

The principal target on the property is a Carlin-type disseminated gold deposit hosted in carbonate rocks within and below the Rodeo Creek Formation which hosts significant gold reserves at some of the mines within the Carlin Trend.

On behalf of the Board of Directors,

*"John M. Leask"*

John M. Leask, P.Eng.
Chairman of the Board
White Knight Resources Ltd.

On behalf of the Board of Directors

*"Basil Pantages"*

Basil Pantages
President, Director
Consolidated Odyssey Exploration Inc.